Exhibit 99.1

Okeanis Eco Tankers Corp. - New Shares Issued and Commencement of Trading

ATHENS, GREECE, 21 November 2025 - Reference is made to the stock exchange release by Okeanis Eco Tankers Corp. (the “Company”, OSE ticker code: “OET”, NYSE ticker code: “ECO”) on 19 November 2025 regarding the successful offering of 3,239,436 new common shares (the “Offer Shares”) of the Company at a price of USD 35.50 per Offer Share, raising gross proceeds of approximately USD 115 million (the “Offering”).

The Company has issued the Offer Shares in The Depository Trust Company (the "DTC") in the United States and such shares will be available for trading on the New York Stock Exchange on or around 21 November 2025. The Offer Shares may also be transferred from DTC to Euronext Securities Oslo (the "VPS") in accordance with the customary arrangements for transfers of the Company’s common shares between DTC and VPS and be traded on Euronext Oslo Børs. Following issuance of the Offer Shares, the Company has 36,129,436 common shares issued, of which 35,433,544 common shares are deemed outstanding (there are 695,892 common shares held in treasury), each with a par value of USD 0.001.

Because the Offer Shares have been issued prior to the 2 December 2025 record date of the previously announced cash dividend of USD 0.75 per common share, the Offer Shares issued in the Offering are entitled to receive this dividend, and the total dividend amount to be paid by the Company will be increased accordingly.

Fearnley Securities AS acted as global coordinator and joint bookrunner, and Clarksons Securities AS acted as joint bookrunner, for the Offering (collectively referred to as the “Managers”). Advokatfirmaet BAHR AS acted as Norwegian legal counsel, and Watson Farley & Williams LLP acted as US legal counsel, to the Company. Advokatfirmaet Thommessen AS acted as Norwegian legal counsel, and Seward & Kissel LLP acted as US legal counsel, to the Managers.

The Offer Shares were sold pursuant to a shelf registration statement on Form F-3 (File No. 333- 287032), previously filed with the Securities and Exchange Commission (the “SEC”) on 7 May 2025 and declared effective on 21 May 2025. The Offering was made only by means of a prospectus, including a prospectus supplement prepared specifically in relation to the Offering and filed under Rule 424(b) under the U.S. Securities Act of 1933, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the securities described above were filed with the SEC on 20 November 2025. Copies of the prospectus supplement and the accompanying prospectus relating to Offering may be obtained at www.sec.gov. A written prospectus may also be obtained by contacting Fearnley Securities AS at prospectus@fearnleys.com or Clarksons Securities AS at compliance.oslo@clarksons.com.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

***

This information is subject to disclosure under the Norwegian Securities Trading Act, Section 5-12.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this announcement into jurisdictions other than Norway may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has not been approved by any regulatory authority.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under applicable laws, such as the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.